UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*

Loyalty Ventures Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

54911Q107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 54911Q107

1.	NAME OF REPORTING PERSON Alliance Data Systems Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,671,194
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,671,194
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0%[2]
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 54911Q107

[1]
On November 5, 2021, Alliance Data Systems Corporation (the “Reporting Person”) completed the spin-off of Loyalty Ventures Inc. (the “Issuer”) through the distribution of approximately 81.0% of the issued and outstanding shares of the Issuer’s common stock to the Reporting Person’s stockholders (the “Separation”). Pursuant to the transaction documents entered into by and between the Reporting Person and the Issuer to effect the Separation, the Reporting Person irrevocably agreed to vote, with respect to any matter, all of the shares of the Issuer’s common stock owned by the Reporting Person in proportion to the votes cast by the Issuer’s other stockholders on such matter. As a result, the Reporting Person does not exercise voting power over any of the shares of Issuer common stock it beneficially owns.

[2]	The percentage reported in this Schedule 13G is based upon 24,585,237 shares of common stock outstanding as of November 19, 2021 (according to the Form 10-Q filed by the Issuer on November 24, 2021).

Item 1.

(a)	Name of Issuer:
     Loyalty Ventures Inc.

(b)	Address of Issuer’s Principal Executive Offices:
     The address of the Issuer’s principal executive offices is:
     Loyalty Ventures Inc.
     7500 Dallas Parkway, Suite 700
     Plano, TX 75024

Item 2.

(a)	Name of Person Filing:
     Alliance Data Systems Corporation

(b)	Address of Principal Business Office:
     The address of the Reporting Person’s principal business office is:
     Alliance Data Systems Corporation
     7500 Dallas Parkway, Suite 700
     Plano, TX 75024

(c)	Citizenship:
     Delaware

(d)	Title of Class of Securities:
     Common Stock, par value $0.01 per share

(e)	CUSIP Number:
     54911Q107

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).
     Not applicable.

CUSIP NO. 54911Q107

Item 4.	Ownership.
Explanatory Note: Prior to November 5, 2021, the Issuer was a wholly owned subsidiary of the Reporting Person. On November 5, 2021, the Reporting Person completed the spin-off of the Issuer through the distribution of approximately 81.0% of the issued and outstanding shares of the Issuer’s common stock to the Reporting Person’s stockholders (the “Distribution”). The Reporting Person held 4,671,194 shares of the Issuer’s common stock immediately after the Distribution and as of December 31, 2021.

(a)	Amount beneficially owned: See Item 9 of the cover page and the explanatory note above.

(b)	Percent of class: See Item 11 of the cover page and the explanatory note above.

(c)	(i) Sole power to vote or direct the vote:
     See Item 5 of the cover page and the explanatory note above.

(ii)	Shared power to vote or direct the vote:
     See Item 6 of the cover page and the explanatory note above.

(iii)	Sole power to dispose or direct the disposition:
     See Item 7 of the cover page and the explanatory note above.

(iv)	Shared power to dispose or direct the disposition:
     See Item 8 of the cover page and the explanatory note above.

Item 5.	Ownership of Five Percent or Less of a Class.
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.

Item 8.	Identification and Classification of Members of the Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certifications.
     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alliance Data Systems Corporation

Date: February 11, 2022	By:	/s/ Joseph L. Motes III
Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary